NO ACT

P.E.
12/26/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 20 2015

Washington, DC 20549

14008625

January 20, 2015

Act: 1934
Section:
Rule: 14a-8 (OB)
Public
Availability: 1-20-15

William L. Phillips III
Alpha Natural Resources, Inc.
wlphillips@alphanr.com

Re: Alpha Natural Resources, Inc.
Incoming letter dated December 26, 2014

Dear Mr. Phillips:

This is in response to your letter dated December 26, 2014 concerning the shareholder proposal submitted to Alpha by As You Sow on behalf of the Park Foundation. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Rosanna Landis Weaver
As You Sow
rlweaver@asyousow.org

January 20, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Alpha Natural Resources, Inc.
Incoming letter dated December 26, 2014

The proposal relates to executive compensation.

There appears to be some basis for your view that Alpha may exclude the proposal under rule 14a-8(e)(2) because Alpha received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Alpha omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Alpha Natural Resources

December 26, 2014

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Alpha intends to omit from its proxy solicitation materials for its 2015 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by As You Sow on behalf of Park Foundation, Inc. (the "Proponent"). Copies of the Proposal and accompanying materials are attached as Exhibit A.

Alpha expects to file its definitive proxy statement for the 2015 annual meeting of stockholders in April 2015. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before the date upon which Alpha expects to file the definitive proxy solicitation materials for the 2015 annual meeting of stockholders. We respectfully request that the Staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2015 proxy materials.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D and Rule 14a-8(j) under the Exchange Act, I am simultaneously forwarding to the Proponent by facsimile, and to As You Sow (the "Representative") by overnight courier, a copy of this letter as formal notice of the Company's intention to exclude the Proposal from its 2015 proxy materials. The Representative submitted the Proposal to Alpha on December 16, 2014, and included a letter from the Proponent authorizing the Representative to act on its behalf with any and all aspects of the Proposal (see Exhibit A).

I. The Proposal

The Proposal principally requests "the Compensation Committee of the Board of Directors... to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the 2016 annual meeting of shareholders."

II. The Proposal Is Excludable Under Rule 14a-8(e)(2) Because It Was Not Received By Alpha At Its Principal Executive Offices Prior To The Deadline

Rule 14a-8(e) provides, in part, that for a regularly scheduled annual meeting, "[t]he proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's 2014 annual meeting of stockholders was held on May 22, 2014, and its 2014 proxy statement was first mailed to its stockholders on April 7, 2014. The Company's 2015 annual meeting will be held on May 21, 2015. Thus, for a proposal to be timely, the Company needed to receive the Proposal not less than 120 calendar days before April 7, 2015, which was December 8, 2014. This requirement, including the specific date, was described in the section *"Stockholder Proposals For The 2015 Annual Meeting"* on page 13 of the Company's 2014 proxy statement, which is attached hereto as Exhibit B and states, in part, as follows: "[p]ursuant to Rule 14a-8 of the Exchange Act, in order to be included in the Company's proxy statement for the 2015 annual meeting, [stockholder] proposals must be received by Alpha... no later than December 8, 2014...."

The Proposal was received at Alpha's principal executive offices on **December 16, 2014**, not on or prior to December 8, 2014, as reflected by the Company's date stamp on the Representative's letter accompanying the Proposal attached as Exhibit A. Further, please note that the Representative's letter accompanying the Proposal was dated December 15, 2014 (seven days following the deadline). The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of stockholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if those proposals were received only a few days, or even one day, after the deadline. The following companies were granted no action relief for proposals received one day after the deadline: *Alpha Natural Resources, Inc.* (March 5, 2012); *Verizon Communications Inc.* (January 7, 2011); *Johnson & Johnson* (January 13, 2010); *Smithfield Foods, Inc.* (June 4, 2007); *City National Corp.* (January 17, 2008); *Int'l. Business Machines Corp.* (December 5, 2006); *Thomas Industries Inc.* (January 15, 2003); *General Electric Co.* (December 22, 1997); *Bindley Western Industries, Inc.* (February 21, 1997). *See also, Alcoa Inc.* (January 12, 2009) (proposal received four days after the deadline); *Dominion Resources Inc.* (March 2, 2005) (proposal received two months after the deadline); and *Actuant Corporation* (November 26, 2003) (proposal received three months after the deadline).

To assist stockholders in meeting their burden, the Staff has stated that for stockholders "[t]o avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). The Representative did not submit the Proposal on the Proponent's behalf "well in advance" of the deadline, but rather after it. The Representative did not follow the Staff's guidance in these regards and has therefore, submitted the Proposal after the deadline.

The failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, and, as such, the Company did not provide the Representative with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). Rule 14a-8(f)(1) states in part, "[a] company need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline." The Company was not required to send a notice of deficiency to the Representative or the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

III. Conclusion

Based upon the foregoing analysis, Alpha respectfully requests that the Staff concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its 2015 annual meeting of stockholders. Alpha reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with Alpha's conclusion that the Proposal can be omitted based on its untimely submission. If the Staff disagrees with the conclusions set forth in this letter, I would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. We very much appreciate the Staff's attention to this matter.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is wlphillips@alphanr.com, the Proponent's facsimile number is 607-272-6057 and the Representative's address is Rosanna Landis Weaver, Program Manager, Power of the Proxy: Executive Compensation, As You Sow, 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 285-2134.

Sincerely,

William L. Phillips III
Vice President, Deputy General Counsel
and Assistant Secretary

Attachments as indicated

cc: Rosanna Landis Weaver
Program Manager, Power of the Proxy: Executive Compensation
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612
Via overnight courier

Jon M. Jensen
Executive Director
Park Foundation, Inc.
P.O. Box 550
Ithaca, NY 14851
By facsimile to 607-272-6057

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 15, 2014

Attn: Corporate Secretary
Alpha Natural Resources, Inc.
One Alpha Place
Abingdon, Virginia 24209

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Park Foundation, a shareholder of Alpha Natural Resources stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from The Park Foundation authorizing us to act on their behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Sincerely,

Rosanna Landis Weaver
Program Manager, Power of the Proxy: Executive Compensation
As You Sow

Enclosures

- Shareholder Proposal
- Shareholder Authorization

Received
DEC 16 2014
Executive Department

PARK
FOUNDATION

October 30, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 3, I authorize As You Sow to file or cofile a shareholder resolution on behalf of the Park Foundation with Alpha Natural Resources Inc., and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Park Foundation has continuously owned over $2,000 worth of Alpha Natural Resources stock for over a year. The Park Foundation intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on the Park Foundation's behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention the Park Foundation related to the resolution; I will alert As You Sow in either case. I confirm that Park Foundation's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057

AS YOU SOW

RESOLVED:

Shareholders of Alpha Natural Resources urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before the 2016 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy shall apply to future grants and awards of equity compensation and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT:

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Alpha Natural Resources' long-term success and would better align their interests with those of Alpha Natural Resources shareholders.

The goal of the company should be to promote long-term and sustainable value creation, one that can withstand predictable long-term risks faced in its industry. This requires a comprehensive understanding and evaluation of longer-term risks. As an example, environmental risks, including elements of resource and climate risk, as well as potential regulatory and market response to these risks. To succeed over the long-term, Alpha Natural Resources will need to manage acknowledge, evaluate, and address long-term risks and opportunities, considering strategies from diversifying its business risk to evaluating alternate technologies. This makes it particularly critical that executives envision plans for the longer-term horizon. If an executive's compensation plan is focused on shorter-term stock price fluctuations, they will not be incentivized to take such long-range actions.

Alpha Natural Resources currently has ownership guidelines that require executives to "maintain equity ownership in Alpha having a value of no less than six times annual base salary, in the case of our CEO, three times annual base salary, in the case of our president" and less for other executives. Equity compensation grants, potentially including those not vested, are considered when evaluating whether an executive has met the current guidelines. It appears that executives may sell equity prior to meeting these guidelines though they are "encouraged not to" with "certain limited exceptions."

We view a rigorous retention requirement as superior to a stock ownership policy because a guideline loses effectiveness once it has been satisfied – and the company states that indeed all executives have met that threshold or are expected to.

ExxonMobil has placed holding requirements on equity incentive awards since 2002, requiring that half the annual award is restricted for five years, and half for 10 years or until retirements, whichever is later.

Qualifications: Mr. Richards has more than 30 years of experience in the natural resources and energy industries and has held many senior leadership positions. He has corporate governance, compensation/human resources and audit expertise which he developed through his prior leadership positions, including his membership on The Layton Companies' board of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH DIRECTOR NOMINEE NAMED ABOVE

Director Resignation Policy

Our Corporate Governance Practices and Policies provide that the board of directors expects a director to tender his or her resignation if he or she fails to receive the required number of votes for election. If a director fails to receive the required vote for election in an uncontested election, the nominating and corporate governance committee will determine whether to accept a director's resignation and submit its recommendation to the board for consideration. The board of directors will make its determination regarding acceptance of the resignation within 90 days following certification of the election results, and the board will promptly publicly disclose its decision.

STOCKHOLDER PROPOSALS FOR THE 2015 ANNUAL MEETING

Inclusion of Proposals in Our Proxy Statement and Proxy Card under SEC Rules. From time to time, stockholders may present proposals that are proper subjects for inclusion in the proxy statement and for consideration at an annual meeting. Pursuant to Rule 14a-8 of the Exchange Act, in order to be included in the Company's proxy statement for the 2015 annual meeting, such proposals must be received by Alpha at our principal executive offices no later than December 8, 2014, unless the date of our 2015 annual meeting is changed by more than 30 days from May 22, 2015, in which case the proposal must be received at our principal executive offices a reasonable time before we begin to print and mail our proxy materials.

Bylaw Requirements for Stockholder Submissions of Nominations and Proposals. Pursuant to Alpha's bylaws, stockholders of record may present proposals that are proper subjects for consideration at an annual meeting and/or nominate persons to serve on our board of directors at an annual meeting or special meeting at which directors are to be elected. Alpha's bylaws require all stockholders who intend to make proposals at an annual stockholders' meeting or special stockholders' meeting to provide a written notice, including the information specified in Alpha's bylaws (which information is summarized in "*Corporate Governance and Related Matters — Nominating and Corporate Governance Committee — Stockholder Director Nominations*"), to our corporate secretary care of Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 16429, Bristol, Virginia 24209, not later than the 90th day prior to the anniversary date of the date on which Alpha first mailed its proxy materials for the preceding year's annual meeting nor earlier than the 120th day prior to the anniversary date of the date on which Alpha first mailed its proxy materials for the preceding year's annual meeting. To be eligible for consideration at the 2015 annual meeting, notices must be received by Alpha between December 8, 2014 and January 7, 2015. In the event the date of the 2015 annual meeting is changed by more than 30 days from the anniversary of the date of the 2014 Annual Meeting, as set forth in this proxy statement, stockholder notice must be received no earlier than the close of business on the 120th day prior to the 2015 annual meeting and not later than the close of business on the date that is the later of the (i) 90th day prior to the 2015 annual meeting or (ii) 10th day following the day on which public announcement of the date of the 2015 annual meeting is first made. However, if the number of directors to be elected to the board of directors at an annual meeting is increased and there is no public announcement by Alpha naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the anniversary of the mailing of proxy materials for the prior year's annual meeting of stockholders, then a stockholder's notice shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by our corporate secretary no later than the close of business on the 10th day following the date on which such public announcement is first made by Alpha.